EXHIBIT 21

SUBSIDIARIES OF THE COMPANY

Name	Jurisdiction of Incorporation

Automatic Screw Machine Products Company, Inc. (1)	Alabama
Cronatron Welding Systems LLC	North Carolina
Drummond American LLC	Illinois
Lawson Products de Mexico, S.A. de C.V.	Mexico
Lawson Products, Inc.	Illinois
Lawson Products, Inc. (Ontario)	Ontario, Canada
Shire Divestiture Company	Nevada
Baron Divestiture Company	Illinois

(1)     Subsidiary of Baron Divestiture Company.